UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28811 / July 7, 2009

In the Matter of   )
)
Deutsche Bank Securities Inc.   )
60 Wall Street   )
New York, NY 10005   )
)
Deutsche Investment Management Americas, Inc.   )
345 Park Avenue   )
New York, NY 10154   )
)
Deutsche Asset Management (Hong Kong) Limited   )
48/F Cheung Kong Centre   )
2 Queen's Road Central   )
Hong Kong, China   )
)
Deutsche Asset Management International GmbH   )
Mainzer Landstrasse 178-190   )
Frankfurt AM Main, 60327   )
)
Deutsche Asset Management (Japan) Limited   )
Sanno Park Tower, 2-11-1   )
Nagata-Cho, Chiyoda-Ku   )
Tokyo, 100-6173   )
)
Deutsche Investments Australia Limited   )
Deutsche Bank Place, Level 16   )
CNR Hunter and Phillip Streets   )
Sydney, NSW 2000   )
)
RREEF America L.L.C.   )
875 N. Michigan Avenue, 41st Floor   )
Chicago, IL 60611   )

RREEF Global Advisors Limited)
Winchester House)
1 Great Winchester Street)
London, United Kingdom EC2N 2DB)
)
DWS Investments Distributors, Inc.)
222 South Riverside Plaza)
Chicago, IL 60606)
)
(812-13664))
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Deutsche Bank Securities Inc. ("DBSI"), Deutsche Investment Management Americas, Inc.,
Deutsche Asset Management (Hong Kong) Limited, Deutsche Asset Management
International GmbH, Deutsche Asset Management (Japan) Limited, Deutsche Investments
Australia Limited, RREEF America L.L.C., RREEF Global Advisors Limited, and DWS
Investments Distributors, Inc. (collectively, "Applicants") filed an application on June 9, 2009
requesting temporary and permanent orders under section 9(c) of the Investment Company
Act of 1940 ("Act") exempting Applicants and any other company of which DBSI is or
hereafter becomes an affiliated person (together with Applicants, "Covered Persons") from
section 9(a) of the Act with respect to an injunction entered by the United States District
Court for the Southern District of New York on June 9, 2009.

On June 9, 2009, the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from section
9(a) of the Act from June 9, 2009 until the Commission takes final action on the application
for a permanent order (Investment Company Act Release No. 28763). The notice gave
interested persons an opportunity to request a hearing and stated that an order disposing of the
application would be issued unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied
to the Applicants would be unduly and disproportionately severe and the conduct of the
Applicants has been such as not to make it against the public interest or protection of
investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by DBSI et al. (File No. 812-13664), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on June 9, 2009.

By the Commission.

Elizabeth M. Murphy
Secretary